Exhibit 99.1
For Immediate Release
Qiao Xing Mobile’s CECT Subsidiary Releases Newest Handset Model;
C7000A Offers Cardiograph, 120 Days Ultra-Long Standby and 3.0” LCD Screen
Beijing, China (February 29, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets through its subsidiary CEC Telecom Co., Ltd. (“CECT”), today announced the launch of its new C7000A cardiograph mobile handset.
The C7000A has the following features:
•	Cardiograph function — Users will be able to perform a basic cardiograph, which they can send to doctors via MMS (Multimedia Messaging Service) through a GPRS network. Doctors will then be able to provide medical advice by sending a text message back to the mobile phone. If there is a serious problem, doctors can call the patient directly.

•	Ultra-Long standby time — The handset can run for over 120 days in standby mode without a recharge

•	Large LCD — The handset offers a 3.0 inch LCD screen

•	Super phone book — The handset offers enough memory to store 500 names in the phone book
CECT has supplied an initial 200 trial units of the C7000A mobile handset to The People’s Insurance Company (Group) of China, which plans to provide the handset as a gift to its VIP customers.
According to Mr. Wu Zhi Yang, Chairman of Qiao Xing Mobile, “We dedicate a large amount of resources to our efforts to develop highly differentiated handsets. The C7000A is a result of these efforts. It represents a breakthrough in the use of mobile handset technology. No longer are handsets only tools for entertainment and communication. We have been able to incorporate a piece of advanced medical technology that could possibly save lives. It is this kind of differentiating handset feature that we continually strive to offer to our customers in China.”
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit www.qxmc.com
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 26, 2007, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@cectelecom.com